Filed by Dell Technologies Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) 1 1Filed by Dell Technologies Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) 1 1

STRATEGY AND OUTLOOK | Rob Williams, Senior Vice President, Investor RelationsSTRATEGY AND OUTLOOK | Rob Williams, Senior Vice President, Investor Relations

IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

IMPORTANT NOTICES (CONT’D) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric.IMPORTANT NOTICES (CONT’D) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric.

TODAY'S SPEAKERS



DELL Technologies

Michael Dell
Chairman &
Chief Executive Officer



DELL Technologies

Jeff Clarke
Vice Chairman,
Products & Operations



DELL Technologies

Tom Sweet
Chief Financial Officer



DELL Technologies

Marius Haas
President &
Chief Commercial Officer



DELL Technologies

Bill Scannell
President, Global Enterprise
Sales & Customer Operations



DELL Technologies

Dennis Hoffman
Senior Vice President,
Corporate Strategy



vmware

Sanjay Poonen
Chief Operating Officer,
Customer Operations



Pivotal

Rob Mee
Chief Executive Officer



Secureworks

Mike Cote
President &
Chief Executive Officer

DELL Technologies

TODAY’S AGENDA September 18, 2018 9:00 – 9:20 AM: STRATEGY AND OUTLOOK – Michael Dell Dell Technologies’ Transformation, Industry Trends and Company Highlights 9:20 – 10:00 AM: BUSINESS OVERVIEW – Jeff Clarke Client Solutions Group, Infrastructure Solutions Group and VMware 10:00 – 10:30 AM: STRATEGY, OUTLOOK & BUSINESS Q&A – Michael Dell, Jeff Clarke and Tom Sweet Q&A 10:30 – 11:20 AM: GO-TO-MARKET APPROACH – Marius Haas, Bill Scannell and Dennis Hoffman Including Q&A 11:20 – 12:00 PM: STRATEGICALLY ALIGNED BUSINESSES PANEL – Michael Dell, Sanjay Poonen, Rob Mee and Mike Cote Dell Technologies, VMware, Pivotal and Secureworks 12:00 – 12:45 PM: FINANCIAL PERFORMANCE & OUTLOOK – Tom Sweet Including Q&ATODAY’S AGENDA September 18, 2018 9:00 – 9:20 AM: STRATEGY AND OUTLOOK – Michael Dell Dell Technologies’ Transformation, Industry Trends and Company Highlights 9:20 – 10:00 AM: BUSINESS OVERVIEW – Jeff Clarke Client Solutions Group, Infrastructure Solutions Group and VMware 10:00 – 10:30 AM: STRATEGY, OUTLOOK & BUSINESS Q&A – Michael Dell, Jeff Clarke and Tom Sweet Q&A 10:30 – 11:20 AM: GO-TO-MARKET APPROACH – Marius Haas, Bill Scannell and Dennis Hoffman Including Q&A 11:20 – 12:00 PM: STRATEGICALLY ALIGNED BUSINESSES PANEL – Michael Dell, Sanjay Poonen, Rob Mee and Mike Cote Dell Technologies, VMware, Pivotal and Secureworks 12:00 – 12:45 PM: FINANCIAL PERFORMANCE & OUTLOOK – Tom Sweet Including Q&A

STRATEGY AND OUTLOOK | Michael Dell, Chairman & CEOSTRATEGY AND OUTLOOK | Michael Dell, Chairman & CEO

TECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICESTECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICES

Data = Fuel AIData = Fuel AI

EDGE CORE CLOUD P U B L I C P R I VAT E H Y B R I DEDGE CORE CLOUD P U B L I C P R I VAT E H Y B R I D

A DIGITAL REVOLUTION The explosion of data and computing power is driving a new wave of IT spend 1 2 3 DEVICES DAT A IT SPEND 180 4% 160 CAGR 3.5 IoT 1,000,000 3.4 140 Mobile 3.2 120 10,000 3.1 100 PC 80 100 60 Mainframe 1 40 20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 2 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). Devices (M) Zettabytes (1T GBs) Trillions ($)A DIGITAL REVOLUTION The explosion of data and computing power is driving a new wave of IT spend 1 2 3 DEVICES DAT A IT SPEND 180 4% 160 CAGR 3.5 IoT 1,000,000 3.4 140 Mobile 3.2 120 10,000 3.1 100 PC 80 100 60 Mainframe 1 40 20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 2 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). Devices (M) Zettabytes (1T GBs) Trillions ($)

UNMATCHED PORTFOLIO OF SOLUTIONS

The most complete portfolio of technology solutions: Software, Hardware and Services

DELL Technologies

DELL | DELL EMC | Pivotal | RSA | Secureworks | virtustream | vmware | Boomi

Cloud Native SW Development	Multi-cloud Management	Server, Storage, HCI	Client, Software & Peripherals	Software Defined Data Center	Managed Security Services

DIGITAL TRANSFORMATION

IT TRANSFORMATION

WORKFORCE TRANSFORMATION

SECURITY TRANSFORMATION

DELL Technologies

DELL TECHNOLOGIES IN NUMBERS

Unmatched scale and breadth of IT solutions

$86.8B
Non-GAAP Revenue (TTM) (16% YoY growth in Q2 FY19)[1]

$10.0B
Adjusted EBITDA (TTM) (11.5% of Non-GAAP Revenue)[1]

$8.5B+
Cash Flow from Operations (TTM)

$12.8B+
R&D Invested over Past 3 Fiscal Years[2]

#1
Virtualization, Storage, Servers, Client[3]

99%
Of Fortune 500 Served

40k+
Sales Force

85%
Software engineers in ISG engineering staff

[1] See appendix for reconciliation of GAAP to Non-GAAP measures. [2] Dell Technologies' cumulative R&D investment includes EMC amounts prior to the merger transaction date on September 7, 2016.
[3] Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

DELL Technologies

COMPANY HIGHLIGHTS

Dramatic transformation since going private

1. INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE
2. COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS
3. BEST-IN-CLASS GO-TO-MARKET MODEL
4. DRIVING OUTPERFORMANCE VS. MARKET
5. SUPERIOR FINANCIAL MODEL
6. WORLD-CLASS MANAGEMENT TEAM

DELL Technologies

1 | INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE

Unmatched scale and breadth of IT solutions


$87B
DELL Technologies
$81B
IBM
$57B
hp
$49B
cisco
$47B
Lenovo
$31B
Hewlett Packard Enterprise
$6B
NetApp

	Dell Technologies	IBM	HP	Cisco	Lenovo	Hewlett Packard Enterprise	NetApp
Client	✓		✓		✓		
Storage	✓	✓				✓	✓
Server	✓	✓		✓	✓	✓	
Networking	✓	✓		✓		✓	
Virtualization	✓						
Cybersecurity	✓	✓		✓			
Cloud Platform	✓	✓		✓		✓	

Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco's Whiptail storage business considered immaterial.

DELL Technologies

2 | COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS

Leverage leading positions across all solutions to create cross selling opportunities

Storage
Sector Size **$26B**

#1
- External Storage
- PBBA/Backup
- All-flash Arrays
- Integrated Infrastructure

DELL EMC PowerMax · ISILON · DELL EMC DATA DOMAIN · VxRail · VCE

Servers
Sector Size **$76B**

#1 Total Revenue and Units x86 Servers

DELL EMC

Client[1]
Sector Size **$189B**

#1
- Client Revenue/ Profitability
- Client Monitors Globally

DELL · ALIENWARE · WYSE

Virtualization
Sector Size **$31B**

#1 Server Virtualization Software

vmware vSphere · NSX · vRealize · vSAN · Workspace ONE

Security
Sector Size **$42B**

Gartner Magic Quadrant **Leader**

Secureworks · RSA

Cloud
Sector Size **$80B**

Leading Managed Cloud, PaaS, and Big Data

Boomi · vmware · Pivotal · AWS vmware · virtustream · vmware CLOUD PROVIDER PROGRAM

Source: Gartner, IDC market research, Company filings; [1] Statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

DELL Technologies

3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries Successful Integration One-stop-shop for technology solutions across software, hardware and services Cross-selling Enterprise In FY18, 97% of top 500 customers 3k accounts purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries Successful Integration One-stop-shop for technology solutions across software, hardware and services Cross-selling Enterprise In FY18, 97% of top 500 customers 3k accounts purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees

4 | DRIVING OUTPERFORMANCE VS. MARKET

Our ability to Dellver differentiated and integrated IT solutions has driven significant revenue growth and share gains


ISG YoY
EXTERNAL STORAGE REVENUE[1]
Forecast +5.5%
14.4%
18.4%
7.2%
19.8%
4.2%
IDC
DELL EMC
IBM
NetApp
Hewlett Packard Enterprise
MAINSTREAM SERVER REVENUE[2]
Forecast +11.2%
34.0%
43.5%
36.1%
12.5%
22.4%
80.5%
IDC
DELL EMC
Lenovo
Hewlett Packard Enterprise
CISCO
HUAWEI
HYPERCONVERGED SYSTEMS REVENUE[3]
Forecast +51%
76.0%
142.0%
71.0%
112.0%
77.0%
IDC
DELL EMC
NUTANIX
Hewlett Packard Enterprise
HUAWEI
CSG YoY
TOTAL CLIENT PC UNITS[4]
Forecast +0.3%
2.3%
9.0%
11.2%
7.7%
-13.5%
IDC
DELL
Lenovo
hp
COMMERCIAL PC UNITS[4]
Forecast +2.8%
5.4%
10.1%
17.8%
9.0%
-13.9%
IDC
DELL
Lenovo
hp
CONSUMER PC UNITS[4]
Forecast -3.0%
-1.6%
6.1%
1.2%
5.3%
-13.3%
IDC
DELL
Lenovo
hp

[1] External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018. [2] Mainstream Server Revenue Source: Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018.
[3] Hyperconverged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018. [4] Client Unit Source: Q2 CY18 IDC Client data as of 08-Aug-2018.

DELL Technologies

5 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure Rates for Higher-Margin Products and Services5 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure Rates for Higher-Margin Products and Services

6 | WORLD-CLASS MANAGEMENT TEAM

Committed and highly-experienced management team, with an average of 24 years of experience successfully navigating technology changes in the IT industry

DELL TECHNOLOGIES


Michael Dell
Chairman & CEO


Jeff Clarke
VC, Products & Operations


Tom Sweet
CFO


Allison Dew
CMO


Howard Elias
President, Services, Digital & IT


Marius Haas
President & Chief Commercial Officer


Karen Quintos
CCO


Bill Scannell
President, Global Enterprise Sales & Customer Operations

STRATEGICALLY ALIGNED BUSINESSES


Pat Gelsinger
CEO, VMware


Rob Mee
CEO, Pivotal


Mike Cote
CEO, Secureworks

DELL Technologies
Pivotal
DIGITAL TRANSFORMATION
Boomi
DEV OPS
vmware
CLOUD
Secureworks
VIRTUALIZATION
RSA
SECURITY
DELL EMC
SERVER & STORAGE
DELL
PC

DELL Technologies

Returning to the Public Markets As a Leader Gaining Share in a Large Differentiated Customer Focus on Long-Term and Growing Market Value Proposition Growth and Cash FlowReturning to the Public Markets As a Leader Gaining Share in a Large Differentiated Customer Focus on Long-Term and Growing Market Value Proposition Growth and Cash Flow

BUSINESS OVERVIEW | Jeff Clarke, Vice Chairman, Products & OperationsBUSINESS OVERVIEW | Jeff Clarke, Vice Chairman, Products & Operations

TECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICESTECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICES

AS A RESULT, AN INCREASINGLY BROAD SET OF DIGITAL OPPORTUNITIES ARE EMERGING

Social tech
Search
Smart robots
LiFi
Autonomous vehicles
Blockchain
Genomics
Natural language
Advanced analytics

Smart phones
3G/4G
Effective computing
Drones
VR/AR
Fully ubiquitous internet
5G
Biochips
Micro data centers
Wearables

GPS
Storage & cloud
Speech recognition
Biometrics
3D printing
Machine learning
Bioprinting
IoT
Smart data aggregation

THE BIG IMPACTS IN THE LAST FIFTEEN YEARS → PREDICTED TO GET TO SCALE IN NEXT TEN YEARS

DELL Technologies

HOW WE ARE ORGANIZED

Infrastructure Solutions Group

- Servers
- Networking
- Converged and Hyper-converged Infrastructure
- Storage

DELL EMC

Client Solutions Group

- Commercial PCs
- Consumer PCs
- Virtual Desktop Infrastructure Devices
- Software & Peripherals

DELL

VMware

- Software Defined Data Center
- End User Computing
- Networking & Security
- Hyperconverged Infrastructure
- Hybrid Cloud

vmware

Other Aligned Businesses

- Cloud Services
- Security

Pivotal virtustream RSA Secureworks DELL Boomi

Dell Financial Services

Go-to-Market

Global Services & Support

Supply Chain

DELL Technologies

HOW WE ARE ORGANIZED

Infrastructure Solutions Group	Client Solutions Group	VMware	Other Aligned Businesses

Dell Financial Services

Go-to-Market

Global Services & Support

34k+	165+	>40	95%	7	87
Dell EMC Services Professionals	Countries Supported Worldwide	Languages	Customer Satisfaction Rating	Global Command Centers	Technical Support Sites

Supply Chain

~$64B	25	~50	900+	200k+	73M	-53
Gross Production Spend with Suppliers	Manufacturing Locations	Distribution Centers	Parts Distribution Centers	Orders Shipped Per Day	Pounds of Recycled Plastic & Other Sustainable Materials in our Products Since 2014	Day Cash Conversion Cycle

DELL Technologies

BUSINESS OVERVIEW CSG ISG VMWARE AND OTHER ALIGNED BUSINESSESBUSINESS OVERVIEW CSG ISG VMWARE AND OTHER ALIGNED BUSINESSES

BUSINESS OVERVIEW CSGBUSINESS OVERVIEW CSG

CLIENT SOLUTIONS GROUP (CSG)

Revenue (TTM)	Operating Income (TTM)
$41.7B	$2.1B

#1 PC Revenue[2]	#1 Workstation Units[3] 40.7% Share	#1 Displays[4] 20.3% Share
#3 PC Units[1] 18.2% Share	#3 Commercial Units[1] 22.8% Share	#3 Consumer Units[1] 12.0% Share

Highlights

- Increased worldwide PC unit share year-over-year for 22 consecutive quarters[1]
- Dell continues to outgrow industry in PCs and flat panel monitors
- Balanced Direct and Commercial mix
- Investing in growth areas: SMB, gaming, high-end notebooks, and monitors
- Focused on VMware coordination around Workspace ONE
- Strong S&P and services up-sell from attach motion

[1] Based on the IDC WW Quarterly Personal Computing Device (PCD) Tracker CY18Q2. [2] Based on Company analysis. Reflects the overall PC business, which includes software, services and peripherals (excluding printers and ink) that attach to sales of PC units. [3] Based on the IDC WW Workstation Tracker CY18Q2. [4] Based on the DisplaySearch Desktop Monitor Market Tracker CY18Q2

DELL Technologies

CSG INDUSTRY TRENDS

WORLDWIDE PC REVENUE FORECAST ($B)


2%
CAGR¹
$250
$200
$150
$100
$50
$-
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

IDC forecasts trajectory to stabilize over next few years

Demand supported by release of new operating systems and end-of-life support for older systems

PC UNIT SHARE TREND (UNITS SOLD)


75%
65%
55%
45%
35%
25%
Top 3 Vendors (Dell, HP, Lenovo)
All Others
1Q'12
2Q'13
3Q'14
4Q'15
1Q'17
2Q'18

DELL Y/Y CHANGE IN GLOBAL PC UNIT SHARE (BPS)

22 consecutive quarters of Y/Y share gains


300
225
150
75
0
21
90
114
188
169
174
119
129
1
70
120
86
158
129
162
143
83
110
3
1
105
111
Q1'13
Q3'13
Q1'14
Q3'14
Q1'15
Q3'15
Q1'16
Q3'16
Q1'17
Q3'17
Q1'18

Source: IDC (2018). ¹ 5-year CAGR from 2016-2021.

DELL Technologies

DELL MAINTAINS THE HIGHEST PC PROFITS IN THE INDUSTRY Premium enterprise & consumer products Services Best-in-class peripherals and display offerings Global Services Full suite of industry-leading Peripherals support services Financial Flexible financing packages ™ Services Superior direct salesforce Financing SoftwareDELL MAINTAINS THE HIGHEST PC PROFITS IN THE INDUSTRY Premium enterprise & consumer products Services Best-in-class peripherals and display offerings Global Services Full suite of industry-leading Peripherals support services Financial Flexible financing packages ™ Services Superior direct salesforce Financing Software

BUSINESS OVERVIEW ISGBUSINESS OVERVIEW ISG

INFRASTRUCTURE SOLUTIONS GROUP (ISG)

Revenue (TTM)
$34.4B

Operating Income (TTM)
$3.9B

#1 All-Flash Arrays 26.8% Share[1]

#1 External Storage 29.2% Share[1]

#1 Hyperconverged Infrastructure 29.6% Share[2]

#1 x86 Server Units 19.7% Share[1]

Double-Digit Revenue Growth 2 Consecutive Quarters[3]

#1 Mainstream Server Revenue 28.1% Share[1]

Highlights

Simplified the ISG organization, aligning leaders and product categories

#1 in major storage categories including all-flash array, hyper-converged infrastructure, high-end, mid-range and unstructured

Significant revenue synergy from combination of heritage Dell and EMC sales forces

Market-leading HCI product development in collaboration with VMware

[1] Storage and server share is IDC data based on calendar Q2 2018. AFA share position is statistical tie with NetApp. [2] HCI share is IDC data based on calendar Q1 2018.
[3] Based on reported revenue results for fiscal Q2 2019.

DELL Technologies

ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyperconverged Infrastructure # # # HYPERCONVERGED x86 SERVERS EXTERNAL STORAGE INFRASTRUCTURE 1 1 1 (Revenue, in $B) (Revenue, in $B) (Revenue, in $B) All-Flash Array 27% CAGR $10.1 9% CAGR 0% CAGR 44% $86.6 CAGR $25.8 $25.8 $25.9 $75.5 $5.8 35% 39% 42% $52.7 17% 26% 47% 48% $1.1 35% 11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E All-Flash Array Hard Disk Array Hybrid Array Source: Gartner, IDC (2018)ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyperconverged Infrastructure # # # HYPERCONVERGED x86 SERVERS EXTERNAL STORAGE INFRASTRUCTURE 1 1 1 (Revenue, in $B) (Revenue, in $B) (Revenue, in $B) All-Flash Array 27% CAGR $10.1 9% CAGR 0% CAGR 44% $86.6 CAGR $25.8 $25.8 $25.9 $75.5 $5.8 35% 39% 42% $52.7 17% 26% 47% 48% $1.1 35% 11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E All-Flash Array Hard Disk Array Hybrid Array Source: Gartner, IDC (2018)

SERVERS: STRONG PERFORMANCE AND TAKING SHARE

STRONG FINANCIAL PERFORMANCE[1]
(REVENUE $B)


70%
$2.9
$5.1
Take Private (Q3 FY14)
Today (Q2 FY19)

LEADING SHARE POSITION[2]
(x86 SERVERS)


20.8%
15.1%
5.2%
Hewlett Packard Enterprise

Highlights

Strong momentum since 2H FY18 – double-digit growth in units and revenue for both Q1 and Q2 FY19

Leading innovator at the forefront of handling workloads for AI, ML, and data analytics

Focus on products that handle emerging workloads at scale as data management and processing needs grow over time

Balancing rapid business expansion with improving profitability

[1] Based on reported results for Servers & Networking: Q3 FY14 reported under ASC 605. [2] Based on the IDC Quarterly Server Tracker - Final Historical, 2018Q2

DELL Technologies

STORAGE: BUSINESS ACCELERATION 2018 AND BEYOND One Team Roadmap to Portfolio Investing in Go-to-Market Focus Innovation & Simplification Innovation Improvements Enhancements Significant Progress Made with a Roadmap in Place for Further EnhancementsSTORAGE: BUSINESS ACCELERATION 2018 AND BEYOND One Team Roadmap to Portfolio Investing in Go-to-Market Focus Innovation & Simplification Innovation Improvements Enhancements Significant Progress Made with a Roadmap in Place for Further Enhancements

STORAGE: SIMPLIFICATION DRIVING INNOVATION

TODAY	DNA	PILLARS	FUTURE-PROOF
VMAX			FUTURE-PROOF
XTREMIO X2			
UNITY			
SC			
MD3			
ISILON			
ECS			

MULTI-YEAR JOURNEY

PowerMax	NOW!	**High End**
MidRange.NEXT		**Mid Range**
PowerVault	NOW!	**Entry**
Unstructured.NEXT		**Unstructured**

DELLTechnologies

STORAGE: SUCCESS TO DATE & NEXT STEPS

SIGNIFICANT PROGRESS POINTS

12% Y/Y Storage Revenue Growth for 1H FY19

Triple-Digit Growth in Both the VxRail & VxRack Offering[1]

330 bps Share Gain in 1H CY18[2]

#1 IDC's PBBA Segment[3]

ROADMAP & FUTURE INITIATIVES

- Executing plan to grow revenue and take share
- Simplifying the portfolio roadmap while enhancing R&D focus
- Increasing VMware integration
- Customer-driven products for modern data center
- Extending Storage & Data Protection across multi-cloud strategy

[1] Based on orders data. [2] Based on the IDC Quarterly Enterprise Storage Systems Tracker - Final Historical for world-wide external storage, 2018Q2.
[3] Based on the IDC Quarterly Purpose Built Backup Appliance Tracker - Final Historical, 2018Q2.

DELL Technologies

BUSINESS OVERVIEW VMWARE AND OTHER ALIGNED BUSINESSESBUSINESS OVERVIEW VMWARE AND OTHER ALIGNED BUSINESSES

VMWARE

Revenue (TTM)[1]
$8.4B

Operating Income (TTM)[1]
$2.8B

#1
Leader in Virtualization[2]

500k+
Global Customers

99%
Fortune 500 Choose VMW

75k+
Solution Partners Worldwide

20k+
Employees

#21
On Forbes' list of America's Best Employers

Highlights

Double-digit license bookings growth across all major product categories in Q2 FY19

At the forefront of Software-Defined Data Center, Hybrid Cloud, and End User Computing

Continued strong growth for VMware Cloud Provider Program

Rapid expansion of geo coverage and service functionality for VMware Cloud on AWS

[1] VMware revenue reflects the operations of VMware within Dell Technologies, and differs from revenue of VMware, Inc. on a standalone basis. [2] Source: IDC

DELL Technologies

VMWARE INNOVATION & INTEGRATION ACROSS DELL TECHNOLOGIES PORTFOLIO

Unmatched level of partnership and integration

INTEGRATED SOLUTIONS

- Software Defined Storage
- Software Defined Networking
- Compute
- Hyperconverged Infrastructure
- Cloud
- Workspace ONE

BENEFITS FOR DELL TECHNOLOGIES

- Well-Positioned as the One-Stop Shop in the Industry
- Significantly expanded cross-selling opportunities
- Better equipped to meet the needs of customers
- Reinforces strong product ecosystem

$400M

Synergies Realized (FY18)

On-track to Achieve

$700M

Synergies (FY19)

DELL Technologies

APPLICAT IONS DELL TECHNOLOGIES PROVIDES A COMPREHENSIVE SOLUTION Digital Transformation IT Transformation Cloud Workforce Transformation Infrastructure Security Transformation Services Consumption Global Services Enabled by Best-in-Class Go-to-Market and Channel Program with Industry-leading Supply Chain & ScaleAPPLICAT IONS DELL TECHNOLOGIES PROVIDES A COMPREHENSIVE SOLUTION Digital Transformation IT Transformation Cloud Workforce Transformation Infrastructure Security Transformation Services Consumption Global Services Enabled by Best-in-Class Go-to-Market and Channel Program with Industry-leading Supply Chain & Scale

BUSINESS OVERVIEW Q&A | Jeff Clarke, Vice Chairman, Products & Operations | Michael Dell, Chairman & CEO | Tom Sweet, Chief Financial OfficerBUSINESS OVERVIEW Q&A | Jeff Clarke, Vice Chairman, Products & Operations | Michael Dell, Chairman & CEO | Tom Sweet, Chief Financial Officer

GO-TO-MARKET | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate StrategyGO-TO-MARKET | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate Strategy

DELL TECHNOLOGIES GO-TO-MARKET (GTM) CAPABILITY BY THE NUMBERS

Largest worldwide IT sales network

180
Countries Covered

$86.8B
TTM Non-GAAP Revenue

40k
Sales Team Members



Direct & Channel Coverage
Channel & Online Only

- Direct sellers in 72 countries
- 150k+ partner network in all countries
- 34k+ Dell EMC services professionals in 165 countries
- Captive financing arm (Dell Financial Services) enabling innovative financing solutions
- Full portfolio compensation plans driving significant Dell Technologies cross-sell

DELL Technologies

TARGETED, TOP TO BOTTOM COVERAGE OF A SEGMENTED & EVOLVING IT MARKET

Account Size	Segment	ADDRESSABLE MARKET OPPORTUNITY: Typical Rev. per account ($)	ADDRESSABLE MARKET OPPORTUNITY: % of Total ($ spend)	COVERAGE MODEL ELEMENTS: Architectural advisory	Outcome-based solution selling	Outside-led relationship	Inside-led relationship	Inbound transactional	Channel partnership[1]	E-commerce platform
↑ Large	Transformational	>$50M	17%	✓ Defining	✓ Defining	✓ Defining			✓ Defining	✓ Supporting
	Solution-centric	$25M-50M	11%		✓ Defining	✓ Defining			✓ Defining	✓ Supporting
Account Size	Product-oriented	$5M-50M	20%		✓ Supporting	✓ Defining			✓ Defining	✓ Supporting
	Public Sector	$1M-25M+	33%		✓ Supporting	✓ Defining	✓ Supporting		✓ Defining	✓ Supporting
	Medium Business	$50k-1M	8%			✓ Supporting	✓ Defining		✓ Defining	✓ Supporting
Small ↓	Small Business	<$50k	11%				✓ Supporting	✓ Defining	✓ Defining	✓ Defining

✓ Defining Attribute ✓ Supporting Capability

[1] Varies by geography

DELL Technologies

BUILDING DELL TECHNOLOGIES' GO-TO-MARKET



DT Select &
Global Accounts
Enterprise
Commercial
Consumer & Small Business

PHASE 0: Identifying Opportunity Pre-merger

<20% commonality in respective top 5k revenue accounts

Significant revenue synergy opportunity

PHASE 1: Initial Guiding Principles

Two complementary sales orgs & leaders

Customer first

Maintain revenue & margin

Maximize consistency & simplicity

PHASE 2: Optimize

Increase investment in coverage

Optimize route-to-market for customer needs

Optimize specialist coverage ratios

DELL Technologies

GO-TO-MARKET MODEL: ENTERPRISE



Infrastructure Solutions Group | Client Solutions Group
Dell EMC Services | VMware | Pivotal | Virtustream | Secureworks
DT Select & Global Accounts
Tier 1
Enterprise
Tier 2
Tier 3
Enterprise Preferred
SPs
Commercial
Consumer & Small Business
Alliances
Channel

- Housed in Enterprise
- Housed in Commercial
- Housed in CSG
- Housed in Services

Support Enterprise

- Global Technical Presales
- Global Client & Compute Sales Executives

Support Commercial

- Global Technical Presales
- Global Commercial ISG Sales

- Global Specialty Storage Sales
- Global OEM & IoT Solutions Sales
- Client Specialists
- Consulting
- Support & Deploy

DELL Technologies

ENTERPRISE SALES SEGMENT FOCUS AREAS Global Enterprise Inside Sales Modern Data Transformation Preferred Investment Center Team OfficeENTERPRISE SALES SEGMENT FOCUS AREAS Global Enterprise Inside Sales Modern Data Transformation Preferred Investment Center Team Office

REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION A Global $363M $522M $96M $173M SaaS Provider (+278%) (+202%) A Multi-National $157M $292M $100M $145M Bank (+57%) (+101%) An Investment $96M $123M $20M $26M Management Firm (+380%) (+373%)REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION A Global $363M $522M $96M $173M SaaS Provider (+278%) (+202%) A Multi-National $157M $292M $100M $145M Bank (+57%) (+101%) An Investment $96M $123M $20M $26M Management Firm (+380%) (+373%)

GO-TO-MARKET MODEL: COMMERCIAL



Infrastructure Solutions Group | Client Solutions Group
Dell EMC Services | VMware | Pivotal | Virtustream | Secureworks
DT Select & Global Accounts
Enterprise
Tier 1
Tier 2
Commercial
Tier 3
Federal / Public Sector
Consumer & Small Business
Alliances
Channel

- Housed in Enterprise
- Housed in Commercial
- Housed in CSG
- Housed in Services

Support Enterprise

- Global Technical Presales
- Global Client & Compute Sales Executives

Support Commercial

- Global Technical Presales
- Global Commercial ISG Sales

- Global Specialty Storage Sales
- Global OEM & IoT Solutions Sales
- Client Specialists
- Consulting
- Support & Deploy

COMMERCIAL SALES SEGMENT FOCUS AREAS

- Storage Sales Capacity
- Channel Program Enhancements (DELL Technologies CHANNEL)
- Velocity Business Coverage Investments
- Public / Federal Sector Focus
- Global OEM & IoT Sales Investments

$43B

Revenue

(Double Digit % Growth[1])

[1] Channel growth based on Q2 FY19 Y/Y and 1H FY19 Y/Y orders revenue

DELL Technologies

REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION U.S. Federal $102.0M $296.8M Government $52.0M $165.4M (+96%) (+79%) Customer Financial $27.9M $40.5M $1.6M $3.7M Services in India (+128%) (+45%) Intergovernmental $9.9M $25.5M $0.6M $3.9M Organization (+1,635%) (+558%)REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION U.S. Federal $102.0M $296.8M Government $52.0M $165.4M (+96%) (+79%) Customer Financial $27.9M $40.5M $1.6M $3.7M Services in India (+128%) (+45%) Intergovernmental $9.9M $25.5M $0.6M $3.9M Organization (+1,635%) (+558%)

WINNING TOGETHER IN FY18

vmware
$400M
Booking Synergies

Pivotal
$509M[1]
Revenue

Secureworks
+60%
Y/Y Referral ACV Growth

virtustream
+63%
Y/Y Enterprise Cloud Orders Growth

DELL Boomi
+1.5k
New Customers

RSA
+128%
Y/Y Growth in Sell Through Opportunities

DELL Dell Financial Services
+70%
Partner Origination Revenue

[1] FY18 stand-alone revenue

DELL Technologies

GO-TO-MARKET Q&A | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate StrategyGO-TO-MARKET Q&A | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate Strategy

STRATEGICALLY ALIGNED BUSINESS PANEL | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – SecureworksSTRATEGICALLY ALIGNED BUSINESS PANEL | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – Secureworks

DELL TECHNOLOGIES EXECUTIVE LEADERSHIP TEAM

Collaborative council focused on the most strategic business decisions to drive Dell Technologies' value and operationalize our Better Together philosophy



DELL Technologies

Michael Dell
Chairman & CEO



DELL Technologies

Jeff Clarke
VC, Products & Operations



Secureworks

Mike Cote
CEO, Secureworks



DELL Technologies

Allison Dew
CMO



DELL Technologies

Howard Elias
President, Services & IT



vmware

Pat Gelsinger
CEO, VMware



DELL Technologies

Marius Haas
President & Chief Commercial Officer



DELL Technologies

Dennis Hoffman
SVP, Strategy



Pivotal

Rob Mee
CEO, Pivotal



DELL Technologies

Steve Price
CHRO



DELL Technologies

Karen Quintos
CCO



DELL Technologies

Rory Read
COE, Dell & President, Virtustream



DELL Technologies

Rich Rothberg
General Counsel



DELL Technologies

Bill Scannell
President, Global Enterprise Sales & Customer Operations



DELL Technologies

Tom Sweet
CFO

DELL Technologies

LEADERSHIP COUNCIL MODEL

Our councils drive collaborative decision-making, resolve key issues, and create better strategic alignment



STRATEGY COUNCIL
TECHNOLOGY COUNCIL
MARKETING COUNCIL
GTM COUNCIL
SERVICES COUNCIL

Strategy Council	Technology Council	Marketing Council	GTM Council	Services Council
Data Strategy	AI & IoT	Cohesive Brand	Account Planning	Services Catalogue
Future Platform for Product Development	Cloud	Events	Partner Programs	Services Strategy
SaaS	Patent Portfolio	Messaging	Sales Compensation	Experience

DELL Technologies

Dell Technologies + VMware: Synergies + Opportunities Sanjay Poonen Chief Operating Officer Customer Operations VMware @spoonenDell Technologies + VMware: Synergies + Opportunities Sanjay Poonen Chief Operating Officer Customer Operations VMware @spoonen

VMware Story Security • Software-Defined Digital Data Center Workspace • Hybrid Cloud Desktop Edge/Mobile Apps Data Center Cloud • End-User Computing Cloud FoundationVMware Story Security • Software-Defined Digital Data Center Workspace • Hybrid Cloud Desktop Edge/Mobile Apps Data Center Cloud • End-User Computing Cloud Foundation

VMware Vision The Essential, Ubiquitous Digital FoundationVMware Vision The Essential, Ubiquitous Digital Foundation

VMware Vision

The Essential, Ubiquitous Digital Foundation



3
ANY DEVICE
4
ANY APPLICATION
Traditional
Cloud Native
SaaS
1
2
ANY CLOUD
EDGE
HYBRID
PUBLIC
TELCO
5

Dell Tech + VMware Synergies

1. Server Virtualization
   (vSphere with Dell Servers)
2. Hyper-Converged Infrastructure
   (VxRail as an engineered HCI appliance powered by vSAN)
3. Digital Workspace
   (Workspace ONE with Dell Clients)
4. Developer-Ready Infrastructure
   (VMware + Pivotal Kubernetes Container Platform)
5. Managed Security
   (VMware + Secureworks)
6. GTM Synergies
   - Geo Convergence
   - Emerging Countries
   - SLED
7. Other Oppportunities
   - Edge & IoT
   - SD-WAN
   - VMware Cloud

vmware

Rob Mee CEORob Mee CEO

Dell Technologies & Pivotal Synergies: ● PKS with VMware ● PRA with Dell EMC ● GTM SynergyDell Technologies & Pivotal Synergies: ● PKS with VMware ● PRA with Dell EMC ● GTM Synergy

Mike Cote President and CEOMike Cote President and CEO

Secureworks Overview

- *We combine* **Human and Machine Intelligence**
- *We have* **Unmatched Visibility** *into the threat landscape*
- *We harness the power of the* **Network Effect**
- *We are* **100% Security Focused**

$500M+
Revenue
FY19 Estimate

19%
5 Year CAGR

250B
Events processed daily

4,300+
Clients in
54
Countries

10
Consecutive times Recognized as a Leader in Gartner Global Magic Quadrant*

18+
Years of Attack & Threat Actor Data

2,500+
Employees

Powered by the Counter Threat Platform™

*** Gartner, "Magic Quadrant for Managed Security Services, Worldwide"**, *Toby Bussa, Kelly M. Kavanagh, Sid Deshpande, Pete Shoard, 27 February 2018. The report was formerly titled Magic Quadrant for Global MSSPs and Magic Quadrant for MSSPs, North America.*

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Secureworks

Go-to-Market Strategic Product Partnership Partnership $80M Referred ACV EXAMPLE: Virtual 60% YoY Growth est. Application Defense 40,000 Sales Leverage existing Team Members virtual infrastructure Offload burden of Emerging Countries building capture, detect and respond capabilities Keep application users’ data secure Leader in Leader in Two trusted partners Security Solutions Virtualization with two decades of industry leadership Securing Applications in Virtualized and Cloud EnvironmentsGo-to-Market Strategic Product Partnership Partnership $80M Referred ACV EXAMPLE: Virtual 60% YoY Growth est. Application Defense 40,000 Sales Leverage existing Team Members virtual infrastructure Offload burden of Emerging Countries building capture, detect and respond capabilities Keep application users’ data secure Leader in Leader in Two trusted partners Security Solutions Virtualization with two decades of industry leadership Securing Applications in Virtualized and Cloud Environments

STRATEGICALLY ALIGNED BUSINESS PANEL Q&A | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – SecureworksSTRATEGICALLY ALIGNED BUSINESS PANEL Q&A | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – Secureworks

Financial Performance and Outlook | Tom Sweet, Chief Financial OfficerFinancial Performance and Outlook | Tom Sweet, Chief Financial Officer

Dell Technologies Value Proposition Well Positioned in Large Focus on Long-Term Compelling Transaction and Growing Market Growth and Cash Flow for All StockholdersDell Technologies Value Proposition Well Positioned in Large Focus on Long-Term Compelling Transaction and Growing Market Growth and Cash Flow for All Stockholders

Well Positioned in Large and Growing Market
Focus on Long-Term Growth and Cash Flow
Compelling Transaction for All Stockholders

EXPANDING MARKET OPPORTUNITY

GROWING MARKET: WW IT SPENDING[1]



4%
CAGR
$ Trillions
$3.1
$3.2
$3.4
$3.5
2018
2019
2020
2021

DELL OUTPERFORMANCE VS. MARKET



IDC
DELL Technologies
External Storage[2]
+14%
+18%
Mainstream Server[3]
+34%
+44%
Hyperconverged[4]
+76%
+142%
Client (PC)[5]
+2%
+9%
Commercial (PC)[5]
+5%
+10%
Consumer (PC)[5]
+6%
-2%

[1] Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). [2] External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018. [3] Mainstream Server Revenue Source: Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018. [4] Hyper Converged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018. [5] Client Unit Source: Q2 CY18 IDC Client data as of 8-Aug-2018.

DELL Technologies

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders UNIQUE CUSTOMER VALUE PROPOSITION Broad solutions offerings Differentiated go-to-market capabilities Cross sell and attach Unmatched global scale and supply chain Financial TM Global Services ServicesWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders UNIQUE CUSTOMER VALUE PROPOSITION Broad solutions offerings Differentiated go-to-market capabilities Cross sell and attach Unmatched global scale and supply chain Financial TM Global Services Services

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders ATTRACTIVE FINANCIAL MODEL Focus on Long-Term Industry-Leading Free Efficient Capital Growth and Share Gain Cash Flow Conversion Structure and Significant Financial FlexibilityWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders ATTRACTIVE FINANCIAL MODEL Focus on Long-Term Industry-Leading Free Efficient Capital Growth and Share Gain Cash Flow Conversion Structure and Significant Financial Flexibility

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

DRIVING SIGNIFICANT MOMENTUM…

Dell's Significant Share Gain Driving Above Market Growth ($ in billions)


NON-GAAP REVENUE (TTM)
16.4% Q2 Y/Y Growth
$80.3
$83.5
$86.8
Q4 FY2018
Q1 FY2019
Q2 FY2019


LEVERED FREE CASH FLOW (TTM)
61.7% Q2 Y/Y Growth
$5.3
$6.1
$7.0
Q4 FY2018
Q1 FY2019
Q2 FY2019

Source: Dell Technologies public filings. Note: See supplemental slides in the appendix for reconciliation of GAAP to Non-GAAP measures.

DELL Technologies

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

… ACROSS ALL BUSINESS UNITS

($ in billions)

INFRASTRUCTURE SOLUTIONS GROUP (TTM REVENUE)


23.6% Q2 Y/Y Growth
$30.9
$32.6
$34.4
Q4 FY18
Q1 FY19
Q2 FY19

CLIENT SOLUTIONS GROUP (TTM REVENUE)


12.8% Q2 Y/Y Growth
$39.2
$40.5
$41.7
Q4 FY18
Q1 FY19
Q2 FY19

VMWARE[1] (TTM REVENUE)


10.6% Q2 Y/Y Growth
$8.0
$8.2
$8.4
Q4 FY18
Q1 FY19
Q2 FY19

97% of our top 500 customers purchased products and services from at least 2 of the 3 of historical Dell, EMC and VMware in FY18

Source: Dell Technologies public filings. Pivotal, SecureWorks, RSA Security, Virtustream, and Boomi constitute "Other businesses" and do not meet the requirements for a reportable segment, either individually or collectively. The results of Other businesses are not material to the Company's overall results.

[1] VMware revenue reflects the operations of VMware within Dell Technologies, and differs from VMware, Inc. on a standalone basis.

DELL Technologies

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders INVESTING TO SUSTAIN LONG TERM GROWTH GUIDING PRINCIPLES CONT INUED FOCUS AREAS SALES COVERAGE ▪ Disciplined Approach: Investment decisions based on maximizing ROI Focus on Improve Expand High-Value Coverage Regional ▪ Long Term Focus: Invest to strengthen Customer Model Coverage Tranches long term business model ▪ Adaptability: Level of investment will vary PRODUCT DEVELOPMENT AND INFRAST RUCT URE with opportunity and business needs IT & Product Security RoadmapWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders INVESTING TO SUSTAIN LONG TERM GROWTH GUIDING PRINCIPLES CONT INUED FOCUS AREAS SALES COVERAGE ▪ Disciplined Approach: Investment decisions based on maximizing ROI Focus on Improve Expand High-Value Coverage Regional ▪ Long Term Focus: Invest to strengthen Customer Model Coverage Tranches long term business model ▪ Adaptability: Level of investment will vary PRODUCT DEVELOPMENT AND INFRAST RUCT URE with opportunity and business needs IT & Product Security Roadmap

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

GROWTH ENHANCED BY DFS

Innovative financing solutions support strong demand growth across segments

- Strong demand for financial services across the Dell family
- Valuable financing receivables portfolio
- Efficient funding across the globe, maximizing liquidity & minimizing cost

FINANCING RECEIVABLES



(in $ billions)
25% CAGR
$5.9
$6.0
$6.7
$7.0
$7.6
$7.8
$8.2
Q4 FY17
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18
Q1 FY19
Q2 FY19

GLOBAL CAPABILITIES[1]



North America
$5.3B
Originations
EMEA
$1.7B
Originations
Latin America
$0.3B
Originations
APJ
$0.3B
Originations
ANZ
$0.1B
Originations
*Includes Actuals through Dec + Jan Outlook

[1] Represents Q2 FY19 TTM captive and non-captive originations.

DELL Technologies

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

INCREASING RECURRING REVENUE CONTRIBUTION

Higher-margin services and new revenue models with longer term commitments drive strong cash flow conversion and increase revenue visibility

FLEXIBLE CONSUMPTION MODELS

- Software Programs
- Growth Solutions
- Variable Usage
- Hosted / Managed

GLOBAL SERVICES

Dell PC as a Service	ISG Support & Deployment
Extended Warranty Services	Software Maintenance

DEFERRED REVENUE[1]


($ in billions)
$20.3
$22.0
$22.5
FY17
FY18
Q2 FY19

- Growing contribution of recurring revenue / profit improving revenue visibility
- Flexible consumption models & financing offerings benefitting long term performance

[1] Deferred Revenue balances represented excluding the impact of Purchase Accounting.

DELL Technologies

Well Positioned in Large and Growing Market
Focus on Long-Term Growth and Cash Flow
Compelling Transaction for All Stockholders

CASH FLOW GENERATION IS OUR PRIORITY

- **Favorable working capital dynamics,** enabled by **efficient supply chain**: -53 day cash conversion cycle (best-in-class)
- **Expanding recurring revenue,** $22.5B deferred revenue[1], +11% YoY
- **Unique, high margin attach** made possible by our direct salesforce
- Strong, **above-market revenue** growth


TTM LEVERED FREE CASH FLOW
($ in billions)
$5.3
$6.1
$7.0
Q4 FY18
Q1 FY18
Q2 FY18


LTM LEVERED FREE CASH FLOW CONVERSION
139%
128%
130%
116%
101%
97%
18%2
DELL Technologies
DELL
Excl. Public Subs
NetApp
hp
CISCO
IBM
Hewlett Packard Enterprise

[1] Deferred Revenue balances represented excluding the impact of Purchase Accounting. [2] HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.

DELL Technologies

Well Positioned in Large and Growing Market
Focus on Long-Term Growth and Cash Flow
Compelling Transaction for All Stockholders

STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY

~$13.7B gross debt paid down since the acquisition of EMC

DELL TECHNOLOGIES CORE DEBT TRAJECTORY



($ in billions)
$48.8
$39.8
$36.5
At EMC Close
(during Q3 FY17)
Q1 FY19
Today 2

PRO FORMA LIQUIDITY PROFILE

- **~$9.9B[1] of cash and investments** on balance sheet
  - **$6.7B[2] of cash and investments** excluding publicly traded subsidiaries
- **~$4B[3]** undrawn revolver capacity
- Continue repaying near-term maturities with current liquidity and strong free cash flow
  - Opportunistic refinancing as appropriate
- Moody's, S&P and Fitch all **held ratings constant** for Dell Technologies and VMware post-announcement

Source: Dell Technologies public filings
Note: Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt. See appendix for further information regarding capital structure.
[1] Represents balance sheet amounts pro forma for Class V transaction assuming maximum cash election based on Q2 FY19 reported results and $600mm debt paydown in Sep-2018.
[2] Represents pro forma balance sheet amounts after $600mm debt paydown in Sep-2018. [3] Represents revolver capacity excluding publicly traded subsidiaries.

DELL Technologies

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders CAPITAL ALLOCATION STRATEGY AND FINANCIAL POLICY Committed to a disciplined framework as we re-emerge in the public equity markets SINCE CLOSE OF EMC ACQUISITION MEDIUM TERM FOCUS ◼ Prioritize disciplined investments in the business $1.4B to drive long term sustained free cash flow $3.5B ◼ Continued focus on debt repayment to DVMT Share Repurchase achieve investment grade rating 1 Capex & Growth Investments ◼ Capital return strategy balanced between share $13.7B Gross Debt Paydown repurchase and potential dividend ▪ Priority of capital allocation will shift from debt paydown to stockholder return as deleveraging goals are achieved 1 All metrics shown are excluding VMware since the EMC merger transaction. Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders CAPITAL ALLOCATION STRATEGY AND FINANCIAL POLICY Committed to a disciplined framework as we re-emerge in the public equity markets SINCE CLOSE OF EMC ACQUISITION MEDIUM TERM FOCUS ◼ Prioritize disciplined investments in the business $1.4B to drive long term sustained free cash flow $3.5B ◼ Continued focus on debt repayment to DVMT Share Repurchase achieve investment grade rating 1 Capex & Growth Investments ◼ Capital return strategy balanced between share $13.7B Gross Debt Paydown repurchase and potential dividend ▪ Priority of capital allocation will shift from debt paydown to stockholder return as deleveraging goals are achieved 1 All metrics shown are excluding VMware since the EMC merger transaction.

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

FINANCIAL GUIDANCE

		FY19 GUIDANCE	LONG TERM TARGETS AT CURRENT MARKET PROJECTIONS	
			Revenue	Performance vs. Market (Orders Basis)
NON-GAAP REVENUE	TOTAL	$90.5B – 92.0B	4-6% CAGR	Grow at a premium to market in all major product categories
	ISG GROWTH	14% – 18%	3-5% CAGR	Mainstream Server: 5-7pts growth premium vs. market External Storage: 8-9pts growth premium vs. market
	CSG GROWTH	8% – 12%	2-4% CAGR	Client: ~115-145bps annual share gain
NON-GAAP OPERATING INCOME		$8.4B – 8.8B	~12% of Revenue in FY23	
NON-GAAP NET INCOME		$4.9B – 5.3B	Net income to grow more quickly than operating income	

Note: Client unit share expectations excluding Chrome; Mainstream Server growth premium compared to IDC forecast excluding Hyperconverged Infrastructure; External Storage growth premium compared to IDC forecast which includes Hyperconverged Infrastructure.; Internal analysis directionally adjusts IDC reporting to Dell Technologies' product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies' FY convention; Revenue and financials represented on a Non-GAAP basis.

DELL Technologies

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

OPPORTUNITY FOR DVMT STOCKHOLDERS

DVMT Tracking Stock

- Tracks the economic performance of ~61% of Dell Technologies' economic interest in VMW, equivalent to ~50% of VMW outstanding common stock
- No direct ownership in the underlying VMware stock

PROPOSED TRANSACTION

$109 CASH[1]



% Premium[2]
29%
30%
22%
Closing Price (6/29)
30-Day VWAP
All Time High

OR

UNMATCHED ASSET PORTFOLIO

100%	Dell | ISG / CSG
81%	vmware
65%	Pivotal
86%	Secureworks
100%	RSA, virtustream, Dell Boomi

STRONG RECENT PERFORMANCE[3]

Outperformance vs. Market	IDC	Dell Technologies
External Storage	+14%	+18%
Mainstream Server	+34%	+44%
Hyperconverged	+76%	+142%
Client (PC)	+2%	+9%
Commercial (PC)	+5%	+10%
Consumer (PC)	-2%	+6%

Source: Dell Technologies public filings, IBES, Bloomberg.
[1] Subject to a maximum aggregate cash consideration of $9B. [2] Premium to DVMT closing price prior to announcement; Represents All Time High prior to announcement. [3] IDC data (2018)

DELL Technologies

Well Positioned in Large and Growing Market
Focus on Long-Term Growth and Cash Flow
Compelling Transaction for All Stockholders

ATTRACTIVE PRO FORMA VALUATION

CY17 – CY18E REVENUE GROWTH


13.6%
9.8%
6.6%
6.3%
2.2%
-2.5%
DELL Technologies
NetApp
CISCO
IBM
Hewlett Packard Enterprise

LTM EQUITY VALUE / LEVERED FREE CASH FLOW


9.6x
4.9x
17.3x
16.6x
10.9x
10.9x
57.9x[3]
DELL Technologies
DELL
Excl. Public Subs[1]
CISCO
NetApp
IBM
Hewlett Packard Enterprise

LTM ENTERPRISE VALUE / ADJ. EBITDA


11.3x
8.0x
14.0x
12.0x
9.4x
9.1x
6.1x
DELL Technologies
DELL
Excl. Public Subs[1]
NetApp
CISCO
IBM
Hewlett Packard Enterprise

LTM EQUITY VALUE / ADJ. NET INCOME


13.2x
6.2x
21.5x
17.5x
12.7x
10.6x
10.6x
DELL Technologies
DELL
Excl. Public Subs[1]
NetApp
CISCO
Hewlett Packard Enterprise
IBM

Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Sep-2018.
Note: Dell and Dell ex. Public subsidiaries multiples assumes a Class V offer price of $109, 1.3665 exchange ratio of Class V stock for Dell Technologies Class C common stock, and maximum cash election. Dell ex. Public subsidiaries multiples assume public subsidiary equity valuations as of 6/29/18 (last trading day prior to announcement).
[1] Public Subs include VMware, Pivotal, and SecureWorks. [2] Calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance. [3] HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.

DELL Technologies

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

OVERVIEW OF PROCESS AND GOVERNANCE

THOROUGH PROCESS LED BY INDEPENDENT SPECIAL COMMITTEE

- Special Committee[1] created and composed of two independent and credible directors and granted full latitude to negotiate with Dell Board
- Transaction irrevocably conditioned upon the approval of the Special Committee and the affirmative vote of a majority of unaffiliated holders
- Took atypical step of disclosing alternatives being considered and solicited stockholder feedback
- The transaction was highly negotiated and the terms were improved through several back and forth counterproposals

50% OF BOARD COMPOSED OF STRONG INDEPENDENT DIRECTORS



David Dorman
Founder, Centerview Capital Technology
Former Chairman & CEO, AT&T



Bill Green
Former Chairman & CEO, Accenture



Ellen Kullman
Former Chair & CEO, DuPont

COMPARISON OF CERTAIN STATUS QUO & PRO FORMA STOCKHOLDER RIGHTS

Selected Stockholder Rights	Status Quo	Pro Forma
Aligned economic interests of all share classes	X	✓
Board declassification	X	✓
Termination of certain consent rights held by Michael Dell and SLP	X	✓

[1] *Special committee included David Dorman and Bill Green.*

DELL Technologies

Well Positioned in Large and Growing Market | Focus on Long-Term Growth and Cash Flow | Compelling Transaction for All Stockholders

COMMITTED LONG-TERM STOCKHOLDERS WITH STRONG PUBLIC MARKET TRACK RECORDS

Total DVMT Stockholder Return
(From Issuance to Transaction)[1]


142%
24%
DVMT
S&P 500

Total Historic DELL Stockholder Return
(From IPO to Take Private)[2]


14,192%
1,025%
DELL
S&P 500

Weighted Average Annual Stock Price Appreciation of Silver Lake Partners' Portfolio Companies Taken Public
(From IPO to Today)[3]


27%
11%
Silver Lake Partners Portfolio Companies Taken Public
S&P 500

Source: Dell Company Filings, IBES, Bloomberg. [1] Returns calculated from 7-Sept-2016 opening prices (first trading for DVMT) to 29-Jun-2018, Assumes $109 offer price for DVMT return.
[2] Returns calculated from Dell IPO on 22-Jun-1988 to Dell Stock Delisting on 29-Oct-2013. Dell Return calculated as share price appreciation with dividends reinvestment. [3] Represents the weighted average annual share price appreciation from IPO to 13-Sept-2018 (or the last day in which the stock was publicly traded) for all companies that completed an IPO under Silver Lake Partners ownership, weighted based on SLP invested capital. The average annual share price appreciation over the same period for such companies, without weighting for SLP invested capital, was 18% (11% for the S&P 500).

DELL Technologies

KEY TAKEAWAYS WELL POSITIONED IN LARGE AND GROWING MARKET 1 FOCUS ON LONG -TERM GROWTH AND SHARE GAIN 2 INDUSTRY LEADING CASH FLOW CONVERSION 3 EFFICIENT CAPITAL STRUCTURE AND SIGNIFICANT FINANCIAL FLEXIBILITY 4 COMPELLING TRANSACTION FOR ALL STOCKHOLDERS 5KEY TAKEAWAYS WELL POSITIONED IN LARGE AND GROWING MARKET 1 FOCUS ON LONG -TERM GROWTH AND SHARE GAIN 2 INDUSTRY LEADING CASH FLOW CONVERSION 3 EFFICIENT CAPITAL STRUCTURE AND SIGNIFICANT FINANCIAL FLEXIBILITY 4 COMPELLING TRANSACTION FOR ALL STOCKHOLDERS 5

Financial Performance and Outlook Q&A | Tom Sweet, Chief Financial OfficerFinancial Performance and Outlook Q&A | Tom Sweet, Chief Financial Officer

Thank YouThank You

Appendix: Supplementary Materials Appendix: Supplementary Materials

CAPITAL STRUCTURE[1]

Q2 FY19

($ in billions)	EMC Close	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19
Cash & Investments	**$ 15.5**	**$ 15.2**	**$ 18.0**	**$ 20.3**	**$ 21.7**	**$ 21.5**
Cash & Investments (excluding Unrestricted Subsidiaries)	6.8	6.0	6.1	8.3	8.1	7.2
Core Secured Debt [2]	35.4	29.3	29.1	28.7	29.1	28.9
Core Unsecured Debt	13.4	11.2	11.2	11.2	10.7	8.2
Total Core Debt [3]	**$ 48.8**	**$ 40.5**	**$ 40.3**	**$ 39.9**	**$ 39.8**	**$ 37.1**
Other Debt	4.0	3.6	2.1	2.1	2.1	2.1
DFS Related Debt	4.5	5.8	6.1	6.7	6.8	7.1
Total Debt, Excluding Unrestricted Subsidiaries	**$ 57.3**	**$ 49.9**	**$ 48.5**	**$ 48.7**	**$ 48.7**	**$ 46.3**
Unrestricted Subsidiary Debt [4, 5]	-	-	4.0	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries [5]	**$ 57.3**	**$ 49.9**	**$ 52.5**	**$ 52.7**	**$ 52.7**	**$ 50.3**
Net Core Debt [6]	**$ 42.0**	**$ 34.5**	**$ 34.3**	**$ 31.6**	**$ 31.7**	**$ 29.9**

[1] *Amounts are based on underlying data and may not visually foot due to rounding.*
[2] *Core Secured Debt represents Core Debt that is secured, i.e., term loans, secured investment grade notes, and secured revolver loans. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.*
[3] *Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt.*
[4] *Principal Face Value.*
[5] *VMware, Pivotal, SecureWorks, Boomi, Virtustream and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.*
[6] *Net Core Debt represents Total Core Debt less Cash and Short-Term Investments (excluding Unrestricted Subsidiaries).*

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION

Dell Technologies Consolidated (Quarterly)
($ in Millions)

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	YTD FY19
GAAP Net revenue	18,000	19,521	19,556	21,963	79,040	21,356	22,942	44,298
Impact of purchase accounting	355	335	295	284	1,269	187	180	367
Non-GAAP Net revenue	18,355	19,856	19,851	22,247	80,309	21,543	23,122	44,665
GAAP Operating income / (loss)	(1,272)	(665)	(410)	(69)	(2,416)	(153)	(13)	(166)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Non-GAAP Operating income / (loss)	1,425	1,866	2,109	2,372	7,772	2,026	2,108	4,134
GAAP Net income / (loss)	(1,203)	(739)	(851)	(133)	(2,926)	(538)	(461)	(999)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Aggregate adjustment for taxes	(733)	(680)	(469)	(1,010)	(2,892)	(467)	(311)	(778)
Non-GAAP Net income / (loss)	761	1,112	1,199	1,298	4,370	1,174	1,349	2,523
GAAP Net income / (loss)	(1,203)	(739)	(851)	(133)	(2,926)	(538)	(461)	(999)
Interest and other, net	572	545	682	554	2,353	470	455	925
Income tax (benefit) / expense	(641)	(471)	(241)	(490)	(1,843)	(85)	(7)	(92)
Depreciation and amortization	2,212	2,142	2,137	2,143	8,634	1,914	1,931	3,845
Stock-based compensation	201	208	221	205	835	199	216	415
Impact of purchase accounting	357	335	298	284	1,274	222	145	367
Transaction-related expenses	191	138	86	87	502	166	85	251
Other corporate expenses	106	22	109	68	305	35	95	130
Adjusted EBITDA	1,795	2,180	2,441	2,718	9,134	2,383	2,459	4,842
CFOps	285	1,820	1,639	3,099	6,843	1,159	2,633	3,792
Capex	(245)	(316)	(341)	(310)	(1,212)	(273)	(288)	(561)
Cap SW expense	(89)	(98)	(94)	(88)	(369)	(89)	(71)	(160)
Free Cash Flow	(49)	1,406	1,204	2,701	5,262	797	2,274	3,071
DFS Financing Receivables	136	521	369	627	1,653	249	499	748
Free cash flow before increase in DFS Financing Receivables	87	1,927	1,573	3,328	6,915	1,046	2,773	3,819

Note: Data sourced from public filings or derived from public filings.

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION

Summary overview
Q2 FY19 TTM ($ in Millions)

	Ex. Public Subs	VMW	PVTL	SCWX	Dell Technologies Consolidated
	Calculated Core Dell	As Reported 10-Q / 10-K			As Reported10-Q / 10-K
GAAP Net revenue	**76,395**	**8,347**	**582**	**493**	**85,817**
Impact of purchase accounting	946	-	-	-	946
Non-GAAP Net revenue	**77,341**	**8,347**	**582**	**493**	**86,763**
GAAP Operating income / (loss)	**(2,322)**	**1,908**	**(151)**	**(80)**	**(645)**
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	-	-	1	1,154
Transaction related	405	38	-	-	443
Other corporate expenses	393	695	47	16	1,151
Non-GAAP Operating income / (loss)	**5,960**	**2,785**	**(95)**	**(35)**	**8,615**
GAAP Net income / (loss)	**(3,405)**	**1,595**	**(145)**	**(28)**	**(1,983)**
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	-	-	1	1,154
Transaction related	1,428	(985)	-	-	443
Other corporate expenses	393	695	47	16	1,151
Aggregate adjustment for taxes	(3,088)	872	-	(41)	(2,257)
Non-GAAP Net income / (loss)	**2,811**	**2,321**	**(89)**	**(24)**	**5,020**
GAAP Net income / (loss)	**(3,405)**	**1,595**	**(145)**	**(28)**	**(1,983)**
Interest and other, net	3,240	(1,079)	(0)	-	2,161
Income tax (benefit) / expense	(2,156)	1,392	(6)	(53)	(823)
Depreciation and amortization	7,689	373	21	42	8,125
Stock-based compensation	82	695	47	17	841
Impact of purchase accounting	948	-	-	1	949
Transaction-related expenses	386	38	-	-	424
Other corporate expenses	307	-	-	-	307
Adjusted EBITDA	**7,091**	**3,014**	**(83)**	**(21)**	**10,001**
CFOps	**4,848**	**3,695**	**(33)**	**20**	**8,530**
Capex	(914)	(279)	(8)	(11)	(1,212)
Cap SW expense	(342)	-	-	-	(342)
Free Cash Flow	**3,592**	**3,416**	**(41)**	**9**	**6,976**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Dell Technologies Consolidated
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**79,040**	**44,298**	**37,521**	**85,817**
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	**80,309**	**44,665**	**38,211**	**86,763**
GAAP Operating income / (loss)	**(2,416)**	**(166)**	**(1,937)**	**(645)**
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Non-GAAP Operating income / (loss)	**7,772**	**4,134**	**3,291**	**8,615**
GAAP Net income / (loss)	**(2,926)**	**(999)**	**(1,942)**	**(1,983)**
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Aggregate adjustment for taxes	(2,892)	(778)	(1,413)	(2,257)
Non-GAAP Net income / (loss)	**4,370**	**2,523**	**1,873**	**5,020**
GAAP Net income / (loss)	**(2,926)**	**(999)**	**(1,942)**	**(1,983)**
Interest and other, net	2,353	925	1,117	2,161
Income tax (benefit) / expense	(1,843)	(92)	(1,112)	(823)
Depreciation and amortization	8,634	3,845	4,354	8,125
Stock-based compensation	835	415	409	841
Impact of purchase accounting	1,274	367	692	949
Transaction-related expenses	502	251	329	424
Other corporate expenses	305	130	128	307
Adjusted EBITDA	**9,134**	**4,842**	**3,975**	**10,001**
CFOps	**6,843**	**3,792**	**2,105**	**8,530**
Capex	(1,212)	(561)	(561)	(1,212)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	**5,262**	**3,071**	**1,357**	**6,976**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

SecureWorks
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**468**	**255**	**230**	**493**
Impact of purchase accounting		-	-	-
Non-GAAP Net revenue	**468**	**255**	**230**	**493**
GAAP Operating income / (loss)	**(83)**	**(32)**	**(35)**	**(80)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	-	1	1
Transaction related	-	-	-	-
Other corporate expenses	13	10	7	16
Non-GAAP Operating income / (loss)	**(40)**	**(8)**	**(13)**	**(35)**
GAAP Net income / (loss)	**(28)**	**(24)**	**(24)**	**(28)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	-	1	1
Transaction related	-	-	-	-
Other corporate expenses	13	10	7	16
Aggregate adjustment for taxes	(42)	(5)	(7)	(41)
Non-GAAP Net income / (loss)	**(27)**	**(5)**	**(9)**	**(24)**
GAAP Net income / (loss)	**(28)**	**(24)**	**(24)**	**(28)**
Interest and other, net	3	(2)	1	-
Income tax (benefit) / expense	(58)	(7)	(12)	(53)
Depreciation and amortization	42	21	21	42
Stock-based compensation	14	10	7	17
Impact of purchase accounting	1	-	-	1
Transaction-related expenses	-	-	-	-
Other corporate expenses		-	-	-
Adjusted EBITDA	**(26)**	**(2)**	**(7)**	**(21)**
CFOps	**1**	**11**	**(8)**	**20**
Capex	(14)	(5)	(8)	(11)
Cap SW expense	-	-	-	-
Free Cash Flow	**(13)**	**6**	**(16)**	**9**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Pivotal
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**509**	**320**	**247**	**582**
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	**509**	**320**	**247**	**582**
GAAP Operating income / (loss)	**(168)**	**(69)**	**(87)**	**(151)**
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	30	11	47
Non-GAAP Operating income / (loss)	**(129)**	**(36)**	**(69)**	**(95)**
GAAP Net income / (loss)	**(164)**	**(68)**	**(87)**	**(145)**
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	30	11	47
Aggregate adjustment for taxes	-	-	-	-
Non-GAAP Net income / (loss)	**(124)**	**(35)**	**(70)**	**(89)**
GAAP Net income / (loss)	**(164)**	**(68)**	**(87)**	**(145)**
Interest and other, net	(2)	(1)	(3)	(0)
Income tax (benefit) / expense	(3)	(0)	3	(6)
Depreciation and amortization	22	9	11	21
Stock-based compensation	29	30	11	47
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	-	-	-	-
Other corporate expenses	-	-	-	-
Adjusted EBITDA	**(117)**	**(30)**	**(64)**	**(83)**
CFOps	**(116)**	**23**	**(61)**	**(33)**
Capex	(13)	(4)	(8)	(8)
Cap SW expense	-	-	-	-
Free Cash Flow	**(129)**	**19**	**(69)**	**(41)**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

VMware
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**7,862**	**4,183**	**3,698**	**8,347**
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	**7,862**	**4,183**	**3,698**	**8,347**
GAAP Operating income / (loss)	**1,702**	**891**	**685**	**1,908**
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	-	-	-	-
Transaction related	132	24	118	38
Other corporate expenses	689	342	336	695
Non-GAAP Operating income / (loss)	**2,655**	**1,333**	**1,203**	**2,785**
GAAP Net income / (loss)	**659**	**1,586**	**650**	**1,595**
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	-	-	-	-
Transaction related	89	(991)	83	(985)
Other corporate expenses	689	342	336	695
Aggregate adjustment for taxes	597	141	(134)	872
Non-GAAP Net income / (loss)	**2,166**	**1,154**	**999**	**2,321**
GAAP Net income / (loss)	**659**	**1,586**	**650**	**1,595**
Interest and other, net	(112)	(1,056)	(89)	(1,079)
Income tax (benefit) / expense	1,155	361	124	1,392
Depreciation and amortization	336	307	270	373
Stock-based compensation	689	342	336	695
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	132	24	118	38
Other corporate expenses	-	-	-	-
Adjusted EBITDA	**2,859**	**1,564**	**1,409**	**3,014**
CFOps	**3,211**	**1,882**	**1,398**	**3,695**
Capex	(263)	(121)	(105)	(279)
Cap SW expense	-	-	-	-
Free Cash Flow	**2,948**	**1,761**	**1,293**	**3,416**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Derived "Core Dell" (Excluding Public Subsidiaries)

Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**70,201**	**39,540**	**33,346**	**76,395**
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	**71,470**	**39,907**	**34,036**	**77,341**
GAAP Operating income / (loss)	**(3,867)**	**(956)**	**(2,500)**	**(2,322)**
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	370	246	211	405
Other corporate expenses	429	163	200	393
Non-GAAP Operating income / (loss)	**5,286**	**2,845**	**2,170**	**5,960**
GAAP Net income / (loss)	**(3,393)**	**(2,493)**	**(2,481)**	**(3,405)**
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	413	1,261	246	1,428
Other corporate expenses	429	163	200	393
Aggregate adjustment for taxes	(3,447)	(914)	(1,272)	(3,088)
Non-GAAP Net income / (loss)	**2,355**	**1,409**	**953**	**2,811**
GAAP Net income / (loss)	**(3,393)**	**(2,493)**	**(2,481)**	**(3,405)**
Interest and other, net	2,464	1,984	1,208	3,240
Income tax (benefit) / expense	(2,937)	(446)	(1,227)	(2,156)
Depreciation and amortization	8,234	3,508	4,052	7,689
Stock-based compensation	103	33	55	82
Impact of purchase accounting	1,273	367	692	948
Transaction-related expenses	370	227	211	386
Other corporate expenses	305	130	128	307
Adjusted EBITDA	**6,418**	**3,310**	**2,637**	**7,091**
CFOps	**3,747**	**1,876**	**776**	**4,848**
Capex	(922)	(431)	(440)	(914)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	**2,456**	**1,285**	**149**	**3,592**
DFS Financing Receivables	1,653	748	657	1,744
Free cash flow before increase in DFS Financing Receivables	**4,109**	**2,033**	**806**	**5,336**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies